Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Amir Kaplan and Itsik Barabi, and each of them severally, with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on August 2, 2018 at 4 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

AUGUST 2, 2018

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	A) Re-elect Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law").

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-elect Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Re-elect Mr. Gil Hochboim as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

D) Re-elect Mr. David Donin as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

E) Re-elect Mr. Victor Bar as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	To elect Mrs. Einav Brar as an External Director of the Company for a period of three years and to approve her compensation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 2 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

3.	To elect Mr. Idan Ben-Shitrit as an External Director of the Company for a period of three years and to approve his compensation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 other than a personal interest not resulting from a relationship with the controlling shareholder (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

4.	To appoint BDO Ziv Haft as the Company's new independent accounting firm for the year ending December 31, 2018 and for the period until the next Annual General Meeting of the Company's shareholders.

FOR ☐	AGAINST ☐	ABSTAIN ☐

5.
To approve exemption and indemnification letters for (i) Mrs. Einav Brar and Mr. Idan Ben-Shitrit, commencing as of the date of approval by the Meeting, and (ii) Mr. Gil Hochboim, Mr. David Donin and Mr. Victor Bar (the "Current Directors") commencing as of June 20, 2017 (subject to the approval of the proposal to re-elect the Current directors as Directors of the Company (resolution 1 above)).

FOR ☐	AGAINST ☐	ABSTAIN ☐

6.	To approve the terms of office of Mr. Michael Luboschitz, in his capacity as the Company’s chief executive officer, in accordance with the terms of the Compensation Policy.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 6 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.